Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-206013 Dated April 20, 2018

Release

NEW YORK	April 20, 2018

Deutsche Bank AG Announces Threshold Price and Initial Price for Cash-Settled Equity Linked Notes Linked to the Common Stock of JPMorgan Chase & Co. due May 1, 2023

Following the pricing of its public offering of $225 million of Cash-Settled Equity Linked Notes Linked to the Common Stock of JPMorgan Chase & Co. due May 1, 2023 (the “Notes”), Deutsche Bank AG, London Branch today announces the threshold price and initial price of the Notes.

The threshold price of the Notes has been set at $128.73460, representing a 16% premium over the initial price of $110.9781, which equals the volume-weighted average price of one share of the common stock of JPMorgan Chase & Co. on April 19, 2018.

Settlement and delivery of the Notes is expected to take place on April 23, 2018.

Contact:

Press & Media Relations

Kerrie McHugh

Phone: +1 (212) 250-6853

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering of the Notes. Before you invest, you should read the prospectus in that registration statement and the other documents relating to the offering of the Notes that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and the offering of the Notes. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG or DBSI will arrange to send you the prospectus, prospectus supplement and the preliminary pricing supplement if you so request by calling toll-free 1-800-503-4611.

About Deutsche Bank

Deutsche Bank provides commercial and investment banking, retail banking, transaction banking and asset and wealth management products and services to corporations, governments, institutional investors, small and medium-sized businesses, and private individuals. Deutsche Bank is Germany’s leading bank, with a strong position in Europe and a significant presence in the Americas and Asia Pacific.

Issued by the press department of Deutsche Bank AG NY 60 Wall Street, New York, NY 10005 Phone: +1 (212) 250-7171	Internet: http://www.db.com http://www.db.com/press E-Mail: press-media-relations.americas@db.com

Release 1 | 2

This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 16 March 2018 under the heading “Risk Factors”. Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.

Release 2 | 2